UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING



COMMISSION FILE NUMBER: 333-140945-07


(Check one): [ X ]Form 10-K   [   ]Form 20-F   [   ]Form 11-K   [   ]Form 10-Q
             [   ]Form 10-D   [   ]Form N-SAR  [   ]Form N-CSR

For Period Ended: _____________________________


[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended: December 31, 2007


Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________



PART I - REGISTRANT INFORMATION


 Credit Suisse First Boston Mortgage Securities Corp.
(Full Name of Registrant)


 N/A
(Former Name if Applicable)


 c/o Wells Fargo Bank, N.A.
 9062 Old Annapolis Rd.
(Address of Principal Executive Office) (Street and Number)

 Columbia, MD    21045
(City, State and Zip Code)



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [ X ]  (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

 [ X ]  (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 [ X ]  (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.



PART III - NARRATIVE


State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The subject annual report on Form 10-K could not be filed on the prescribed due date without unreasonable effort or expense because a servicing participant, R&G Mortgage Corp. ("R&G"), was unable to timely deliver certain documents to the depositor, the trustee and the trust administrator as required under Regulation AB and the Pooling and Servicing Agreement incorporated by reference as Exhibit
(4) hereto.

(4) THIS POOLING AND SERVICING AGREEMENT, dated as of July 1, 2007, by and among CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP., a Delaware corporation, as depositor (the "Depositor"), DLJ MORTGAGE CAPITAL, INC. ("DLJMC"), a Delaware corporation, as seller ("Seller"), WELLS FARGO BANK, N.A. ("Wells Fargo"), a national banking association, in its capacity as a servicer (a "Servicer"), as master servicer (the "Master Servicer") and as trust administrator (the "Trust Administrator"), BANCO POPULAR DE PUERTO RICO ("Banco Popular"), a state chartered bank, as a servicer (a "Servicer") and Back-up servicer ("Back-up Servicer"), R&G MORTGAGE CORP. ("R&G Mortgage"), a Puerto Rico corporation, as a servicer (a "Servicer"), SELECT PORTFOLIO SERVICING, INC. ("SPS"), a Utah corporation, as a servicer (in such capacity, a "Servicer") as a special servicer (in such capacity, the "Special Servicer") and as modification oversight agent (in such capacity, the "Modification Oversight Agent") and U.S. BANK NATIONAL ASSOCIATION,
 a national banking association, as trustee (the "Trustee"). (incorporated herein by reference from Exhibit 4.1 of the Current Report on Form 8-K of the issuing entity, as filed with the Securities and Exchange Commission on February 13, 2008 as File No. 333-140945-07, Film No. 08606774, CIK No.
0001407650).

(10) Incorporated by reference as Exhibit (4).


R&G has assured Credit Suisse First Boston Mortgage Securities Corp. ("CSFBMC") that it will deliver or caused to be delivered such documents on or before the fifteenth calendar day following the prescribed due date for the subject annual report on Form 10-K. Therefore, based on R&G's assurances CSFBMC anticipates being able to file the subject annual report on Form 10-K on or before the fifteenth calendar day following such prescribed due date.

Attached as Exhibit 99.1 hereto is a statement signed by R&G stating the specific reasons why R&G is unable to furnish the requisite documents on or before the date that the subject annual report on Form 10-K must be filed.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


 Bruce Kaiserman
(Name)


 (212)
(Area Code)


 538-1962
(Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                     Yes [ X ]  No [   ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           Yes [   ]  No [ X ]

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



 Credit Suisse First Boston Mortgage Securities Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


March 31, 2008
(Date)


(By) /s/   Bruce Kaiserman
Name:  Bruce Kaiserman
Title: Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


Exhibit 99.1

(logo) R-G Mortgage

March 28, 2008


Credit Suisse First Boston Mortgage Securities Corp.
Eleven Madison Avenue
Fourth Floor
New York, NY 10010

Re: Pooling and Servicing Agreement, dated as of July 1, 2007 (the "PSA"), by and among Credit Suisse First Boston Mortgage Securities Corp. (the "Depositor"), DLJ Mortgage Capital, Inc., Wells Fargo Bank, N.A., a national banking association (the "Trust Administrator"), Banco Popular de Puerto Rico, R&G Mortgage Corp. (a "Servicer" or "R&G Mortgage"), Select Portfolio Servicing, Inc. and U.S. Bank National Association, a national banking association (the "Trustee"). Capitalized terms used herein but not defined herein shall have the meaning ascribed to such terms in the PSA.

Ladies and Gentlemen:

We are writing to (i) confirm that we were not able to timely deliver the documents required under Sections 13.06 ("Item 1123 Certificate), 13.07 (Assessment of Compliance) and 13.08 (Accountant's Attestation) of the PSA (such documents collectively, the "Required Documents") to the Trust Administrator, the Trustee and the Depositor by the deadline of March 15, 2008 (the "PSA Deadline") specified therein and (ii) inform you that we will not be able to deliver the Required Documents to the Trust Administrator, the Trustee or the Depositor by the prescribed due date of the filing of your report on Form 10-K on March 31, 2008 (the "10-K Filing Deadline", and together with the PSA Deadline, the "Prescribed Due Dates") in connection with the transactions contemplated by the PSA.

In both of the foregoing cases, we were/are unable to deliver the Required Documents by the Prescribed Due Dates because the third party registered public accounting firm (the "Third Party Accountant") we retained to prepare the Accountant's Attestation informed us that they were/are unable to timely complete the examination (as set forth in more detail in Section 13.08 of the PSA) required for them to deliver such Accountant's Attestation by the Prescribed Due Dates.

Please note that we have received assurances from the Third Party Accountant that it shall use its best efforts to provide such Accountant's Attestation to us by the fifteenth (15th) calendar day following the 10-K Filing Deadline, if not sooner. We hereby assure you that, upon receipt of such Accountant's Attestation, we shall immediately deliver the Required Documents to the Trust Administrator, the Trustee and the Depositor

Sincerely,

/s/ Steven Velez
Steven Velez
President

RG Plaza Building * 280 Jesus T. Pinero Ave., Hato Rey PR 00918 * PO Box 362394 San Juan PR 00936-2394 Cuadro General (787) 758-2424 * Fax (787) 764-6667

(logo) Equal Housing
Lender

Centro Informativo (787) 766-8123

www.rgonline.com